Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

December 20, 2016

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”) File Nos.: 333-172080 and 811-22525
Tortoise Select Income Bond Fund (S000056003)

Dear Ms. White:

The purpose of this letter is to respond to the comments you provided on November 28, 2016, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 241 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding the following new series to the Trust: Tortoise Select Income Bond Fund (the “Fund”).  PEA No. 241 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N‑1A on October 14, 2016, and is scheduled to become effective on December 28, 2016.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

The Trust’s responses to your comments are as follows:

Prospectus Comments – Fees and Expenses Table

1.	Please provide the SEC with a completed Fees and Expenses Table for the Fund.

The Trust responds by providing the requested information below:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Investor Class	Institutional Class
Management Fees	0.45%	0.45%
Distribution and Service (Rule 12b-1) Fees	0.25%	0.00%
Other Expenses	1.12%	1.12%
Total Annual Fund Operating Expenses	1.82%	1.57%
Less: Fee Waiver and Expense Reimbursement(3)	(1.07)%	(1.07)%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement(3)	0.75%	0.50%

2.	In the footnotes to the Fees and Expenses Table for the Fund, please confirm supplementally that if a recoupment situation were probable in the following three fiscal years, an additional liability would be booked up to the expense cap limit.

The Trust confirms supplementally that at such time as the Fund begins to operate below its expense cap, and the chance for recoupment in the following three fiscal years is probable, the Fund will accrue for the liability associated with the recoupable amounts.

The Trust notes that its application of the expense limitation agreement is consistent with SEC staff observations made during the February 26, 2013 AICPA Investment Companies Expert Panel Conference Call.  During the expert panel call SEC staff noted that if a Fund allows for recoupment of waived management fees for a period greater than three years, the fund should accrue a liability for the recoupment expenses.  The Trust notes that at such time as the Fund begins to operate below its expense cap, and the chance for recoupment in the following three fiscal years is probable, the Trust will accrue for the liability associated with such recoupable amounts.

3.	Please confirm that the expense example on page 1 of the Prospectus applies the expense cap for only the period the cap is currently in place.

The Trust confirms supplementally that the expense example applies the expense cap only through December 31, 2017.

Prospectus Comments – Principal Investment Strategies

4.	Please disclose if the Fund’s investments in fixed income securities have any duration or maturity parameters, and if so, please disclose those parameters. Additionally, please disclose if the Fund anticipates using a weighted average maturity value.

The Trust responds supplementally that the Fund will not have any duration or maturity restrictions.

5.	Please define the following terms used in the Fund’s principal investment strategies: collateralized mortgage obligations, collateralized loan obligations, Yankee bonds, loan participations, TBA mortgage-backed securities and Euro dollar futures.

The Trust responds by noting that the Fund does not intend to invest in loan participations as a principal investment strategy. Accordingly, all references to loan participations will be removed from the Prospectus. In addition, the Trust makes the revisions noted below to the disclosure under “Principal Investment Strategies” starting on page 9 of the Prospectus

The first paragraph under “Principal Investment Strategies” on page 9 is revised as follows:

“Under normal circumstances, the Fund will invest at least 80% of its net assets plus the amount of any borrowings for investment purposes, in fixed income securities, which may include corporate bonds of issuers in U.S. and foreign countries (including non-dollar and emerging markets), U.S. government and foreign government and agency bonds and notes (including non-dollar and emerging markets), mortgage-backed (including residential, commercial and stripped), and asset-backed securities (including collateralized mortgage or collateralized loan obligations), Yankee bonds, bank loans, ~~loan participations,~~ structured notes, convertible bonds and other convertible securities, and preferred securities. Collateralized mortgage obligations are a type of mortgage-backed security that represent claims to specific cash flows from large pools of home mortgages. Collateralized loan obligations are securities backed by an underlying pool of debt and pay the holder scheduled payments from the underlying loans. Yankee bonds are bonds issued by a foreign entity that are issued and traded in the United States.”

The fourth paragraph under “Principal Investment Strategies” is revised as follows:

“The Fund may invest in privately placed and other securities or instruments that are purchased and sold pursuant to Rule 144A or other exemptions under the Securities Act of 1933, as amended (the 1933 Act), subject to liquidity determinations and certain regulatory restrictions. The Fund may purchase or sell securities on a when-issued, delayed delivery or forward commitment basis. Such securities may include mortgage-backed securities acquired or sold in the “to be announced” (TBA) market and dollar roll transactions.  In a TBA trade, the seller of the mortgage-backed security agrees to a sale price, but does not specify which particular securities will be delivered to the buyer on the settlement day.”

The fifth paragraph under “Principal Investment Strategies” is revised as follows:

“The Fund may, but is not required to, invest in derivatives which are financial contracts whose values depend on, or are derived from, the values of underlying assets, reference rates, or indices. To manage risk, seek or alter particular portfolio exposure, to enhance return (including through the use of leverage), or for other purposes, the Fund may engage in certain investment strategies involving derivatives, such as options, futures, forward currency contracts, interest rate swaps and futures, Euro dollar futures, and credit default swaps (“Commodity Interests”)  (i) with aggregate net notional value of up to 100% of the Fund’s net assets, or (ii) for which the initial margin and premiums do not exceed 5% of its net assets, in each case excluding bona fide hedging transactions.  Euro dollar futures are cash-settled futures contracts with final futures prices based on the three-month LIBOR at the expiration date.”

6.	Please disclose how the Fund defines emerging markets.

The Trust responds by revising the first paragraph under “Principal Investment Strategies” on page 2 of the Prospectus as follows:

“Under normal circumstances, the Fund will invest at least 80% of its net assets plus the amount of any borrowings for investment purposes in fixed income securities, which may include corporate bonds of issuers in U.S. and foreign countries (including emerging markets), U.S. government and foreign government and agency bonds and notes (including non-dollar and emerging markets), mortgage-backed (including residential, commercial and stripped), and asset-backed securities (including collateralized mortgage or collateralized loan obligations), Yankee bonds, bank loans, ~~loan participations,~~ structured notes, convertible bonds and other convertible securities, and preferred securities. The Fund considers a security to be an emerging market security if the security is a direct obligation of an emerging market country or is issued by an entity domiciled within an emerging market country as classified by the International Monetary Fund under emerging and developing economies.

7.	Please indicate whether the Fund will invest in contingent convertible securities (“CoCos”)? If so, please disclose the type and amount of CoCos in which the Fund will invest.

The Trust responds supplementally that the Fund does not intend to invest in CoCos as a principal investment strategy.

8.	Please confirm supplementally that the Fund will invest no more than 15% of its assets in below investment grade commercial mortgage-backed securities.

The Trust responds by confirming supplementally that the Fund will invest no more than 15% of its total assets in below investment grade commercial mortgage-backed securities.

9.	If the Fund intends to invest in unregistered investment companies as a principal investment strategy, please indicate so in the principal investment strategies and add a corresponding risk disclosure.

The Trust responds that the Fund does not consider investing in unregistered investment companies to be a principal investment strategy.

10.	Page 2 of the Prospectus includes the following disclosure: “To manage risk, seek or alter particular portfolio exposure, to enhance return (including through the use of leverage), or for other purposes, the Fund may engage in certain investment strategies involving derivatives, such as options, futures, forward currency contracts, interest rate swaps and futures, Euro dollar futures, and credit default swaps (“Commodity Interests”).” Please explain why the Trust has used “Commodity Interests” as a defined term in this sentence.

The Trust responds supplementally that it has used the defined term “Commodity Interests” because the instruments noted in the disclosure may be considered commodity interests under Section 1(a)(1) of the Commodity Exchange Act that could subject a fund to regulation as a commodity pool.

11.	Please restate the following paragraph in plain English: “The Adviser’s general investment strategy is constructed to capitalize on an ever-changing business and economic cycle that influences market movements in different bond sectors over the business and economic cycle. Sector allocation, thematic selection, industry selection, security selection, duration, and yield curve strategies are employed in the process.”

The Trust responds by revising the referenced disclosure as follows:

“The Adviser’s general investment strategy uses a combination of “top down” analysis of the global economy, interest rate and business cycle as well as “bottom up” research on sectors, industries and issuers to increase and decrease the Fund’s exposure to various sectors, industries and issuers over time based upon the Adviser’s views on the business and economic cycle.  ~~is constructed to capitalize on an ever-changing business and economic cycle that influences market movements in different bond sectors over the business and economic cycle.~~ Sector allocation, ~~thematic selection,~~ industry selection, security selection, duration, and yield curve strategies are employed in the process.

Prospectus Comments – Principal Risks

12.	With respect to the leverage risk, please reflect any expenses related to short sales in the fee table and add appropriate disclosure to the investment strategy section.

The Trust responds that the Fund does not intend to engage in short sales as a principal investment strategy. Accordingly, the reference to short sales is removed from the “Leverage Risk” disclosure.

13.	Please consider adding Stripped Mortgage-Backed Securities to the investment strategy section.

The Trust responds by revising the first paragraph under “Principal Investment Strategies” as follows:

“Under normal circumstances, the Fund will invest at least 80% of the its net assets plus the amount of any borrowings for investment purposes, in fixed income securities, which may include corporate bonds of issuers in U.S. and foreign countries (including emerging markets), U.S. government and foreign government and agency bonds and notes (including non-dollar and emerging markets), mortgage-backed (including residential, commercial and stripped), and asset-backed securities (including collateralized mortgage or collateralized loan obligations), Yankee bonds, bank loans, ~~loan participations~~, structured notes, convertible bonds and other convertible securities, and preferred securities. The Fund considers a security to be an emerging market security if the security is a direct obligation of an emerging market country or is issued by an entity domiciled within an emerging market country as classified by the International Monetary Fund under emerging and developing economies.

14.	Please remove the “Exclusion of Adviser from Commodity Pool Operator Definition” from the principal risks section as it is not allowed under Item 4 of Form N-1A.

The Trust responds by moving the disclosure under the heading “Exclusion from Commodity Pool Operator Definition” to follow the Item 9 principal investment strategy disclosure.

15.	Within the Investment Adviser and Investment Policy & Strategy Committee section, please limit the disclosure to the material required in Item 5b of Form N-1A.

The Trust responds by revising the disclosure under “Investment Policy & Strategy Committee” as follows:

“The Adviser’s Investment Policy & Strategy Committee (“IPSC”) is responsible for the overall strategic investment direction of the Fund’s portfolio. ~~The IPSC is responsible for setting the investment strategy of the Fund’s portfolio including but not limited to setting the investment risk management policy.  Specifically, the IPSC establishes broad policy parameters including sector allocations, overall portfolio quality, and duration, yield curve positioning and key investment themes. The sector portfolio management teams are responsible for implementing the strategy.  Each sector team is responsible for industry allocation and security selection within the sector allocation. The portfolio management team implements bottom-up security selection and positioning.~~

The IPSC members include N. Graham Allen, Bradley Beman, Edward Bradford, Jeffrey Brothers, Gregory Haendel and Zelda Marzec. Each of them has been a member of the IPSC since the Fund’s inception in 2016.  ~~The Adviser expects Edward Bradford and Zelda Marzec to rotate off of the IPSC during 2017.~~”

16.	The Item 9 disclosure of the Fund’s principal investment strategies largely repeats what was disclosed in the Item 4 disclosure of the Fund’s principal investment strategies. Consider removing the redundant disclosure from the Item 9 disclosure.

The Trust respectfully declines to revise the Item 9 disclosure of the Fund’s principal investment strategies.

17.	The Staff believes the disclosure under “The Fund’s Investment Process” on page 10 of the Prospectus is wordy, general and vague. Please provide more concrete disclosure as to how the Adviser selects investments for the Fund. Specifically:
a.	With respect to the disclosure that “the top down process sets broad portfolio parameters (such as duration, quality, curve structure, and sector allocation as well as general investment themes),” please state the sectors, themes and industries the Adviser will consider in selecting investments for the Fund;
b.	With respect to the “broad portfolio parameters” noted above, please identify the parameters with respect to duration, quality, curve structure and sector allocation that the Fund will consider in making investments for the Fund;
c.	With respect to the disclosure that “both the top down and bottom up process analyze various fundamental, technical, and valuation factors that affect the movement and relative value of markets and securities prices worldwide,” please provide examples of valuation factors that affect the movement and relative value of markets and securities;
d.	With respect to the disclosure that the “process involves overweighting and underweighting sectors consistent with a particular economic and business cycle,” please identify in relation to what metric the Fund may overweight or underweight a particular sector; and
e.	In the last sentence of that section, please clarify what is meant by “covenants” and “applicable collateral.”

The Trust responds by revising the section under “The Fund’s Investment Process” as follows:

“~~The Adviser’s general investment strategy is constructed to capitalize on an ever-changing business and economic cycle that influences market movements in different bond sectors over the business and economic cycle.~~ The Adviser’s general investment strategy uses a combination of “top down” analysis of the global economy, interest rate and business cycle as well as “bottom up” research on sectors, industries and issuers to increase and decrease the Fund’s exposure to various sectors (as listed within the Principal Investment Strategies) and industries (as defined by the Fund’s benchmark index, the Bloomberg Barclays U.S. Aggregate Bond Index) relative to the benchmark index over time based upon the Adviser’s views on the business and economic cycle.  Sector allocation, ~~thematic selection,~~ industry selection, security selection, duration, and yield curve strategies are employed in the process.

The primary strategy involves a combination of top down analysis of the macroeconomic, business cycle, interest rate, and sector environments as well as bottom up, industry and issuer analysis.  Both the top down and bottom up process analyze various fundamental, technical, and valuation factors (for example, current and historical absolute and relative yield and option adjusted spread) that affect the movement and relative value of markets and securities prices worldwide.  The top down process sets broad portfolio parameters relative to the Fund’s benchmark index (~~such as~~ for example, portfolio effective duration, ratings quality distribution, curve structure via key rate durations, and sector allocation ~~as well as general investment themes~~) based upon the Adviser’s assessment of factors such as global and regional economic outlook and interest rate environments, fiscal and monetary policy, the regulatory and political environment as well as the business cycle. The process involves overweighting and underweighting sectors relative to that of the Fund’s benchmark index consistent with ~~a particular~~ the Adviser’s view on the economic and business cycle. The decision to avoid sectors that may be overvalued or may have poor underlying fundamentals is as important as selection and rotation of sectors that may have favorable fundamental and valuation trends.

The bottom up strategy involves selecting industries and issuers/securities through both top down trends previously identified ~~themes~~ as well as detailed in-house credit research and analysis, using various fundamental and other factors such as creditworthiness, capital structure, business model, management team, security covenants (limiting the issuer’s actions), cash flows, and ~~as~~ where applicable, collateral value and structure supporting the security ~~and structure~~.”

18.	In the fifth paragraph under “Investment Management” on page 18 of the Prospectus, please indicate the time period of the semi-annual report which will include a discussion of the Board of Trustees’ basis for approving the Advisory Agreement. .

The Trust responds by revising the applicable disclosure as follows:

“A discussion regarding the basis of the Board of Trustees’ approval of the Advisory Agreement will be available in the Fund’s ~~next~~ semi-annual ~~or annual~~ report to shareholders for the period ending March 31, 2017.”

Prospectus Comments – Similarly Managed Account Performance

19.	Please confirm supplementally that the Adviser has the records to support the composite performance calculations shown in accordance with Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended.

The Trust responds by confirming supplementally that the Adviser maintains the required performance calculation records.

20.	Please revise the first sentence of the Similarly Managed Account Performance section to state: “As of the date of this Prospectus, the Fund has no performance history.”

The Trust responds by making the requested change.

21.	Please revise the second sentence of the Similarly Managed Account Performance section to state: “The table below provides the performance of a composite of all client accounts managed by the Adviser on a fully discretionary basis with substantially similar objectives, policies and investment strategies employed by the Adviser to manage the Fund (the “Composite”).”

The Adviser has elected to replace the return information initially submitted with return information from a different composite.   After further review and consideration, the Adviser has determined that the substituted return information reflects returns from a composite managed under an investment strategy that better correlates to the investment strategy to be employed in management of the proposed Fund.  In addition to the substitution, the Trust responds by making the requested change.

The substituted returns are as follows:

		For the Periods Ended September 30, 2016
	Year-to-Date (09/30/16)	One Year	Three Year	Five Year	Ten Year
Composite (Net of Fees)	7.60%	7.22%	5.14%	4.91%	6.09%
Composite (Gross)	7.94%	7.67%	5.49%	5.22%	6.35%
Barclays U.S. Aggregate Index (reflects no deduction for fees, expenses or taxes)	5.80%	5.19%	4.03%	3.08%	4.79%

22.	Please explain the rationale behind the use of the “Core Plus Composite” name in the “Total Annualized Returns” table.

The Trust responds by changing all references to the “Composite” in the “Similarly Managed Account Performance” section to the “Core Plus Composite.”

Prospectus Comments – Class Descriptions

23.	Please add the disclosure required by Item 12(b)(2) of Form N-1A under the Class Descriptions – Rule 12b-1 Distribution and Shareholder Service Plan Fees subsection of the Prospectus.

The Trust responds by adding the following sentence to the Prospectus in the noted subsection:

“Because the Distribution and Service (12b-1) Fees are paid on an ongoing basis, your investment cost over time may be higher than paying other types of sales charges.”

Statement of Additional Information (“SAI”) Comments

24.	On Page 20, under the “Options, Futures and Other Strategies” section, please confirm supplementally that the Fund will use the full notional amount when it writes or sells an option.

The Trust responds supplementally by confirming that when the Fund writes credit default swaps it will set aside the full notional value of the swap for cover.

25.	On Page 45, under the final paragraph of the “Investment Policy & Strategy Committee” section, please provide greater detail about how the annual cash bonus paid to members of the Fund’s Investment Policy & Strategy Committee is determined following guidance given in Item 20(b) of Form N-1A.

The Trust responds by revising the disclosure as follows:

“Investment Policy & Strategy Committee members do not receive any direct compensation from the Fund or any other of the managed accounts reflected in the table above. The Adviser’s compensation strategy is to offer competitive earnings for like positions in our industry. Messrs. Allen, Beman, Brothers and Haendel have entered into employment agreements with the Adviser and receive a base salary for the services they provide and are also eligible for an annual cash bonus.  The annual cash bonus is discretionary and based on the services they provide to the organization (individual performance) and the financial performance (pre-tax earnings) of the Adviser.  Each of Messrs. Allen, Beman, Brothers and Haendel owns an equity interest in TCS Holdings, LLC, the sole member of the Adviser, and each thus benefits from increases in the net income of the Adviser. The Adviser’s earnings are based in part on the value of assets held in the Fund’s portfolio, as the Adviser’s fee to the Fund is a percentage of the daily net assets of the Fund.  Mr. Bradford and Ms. Marzec have entered into employment agreements with the Adviser and receive a base salary for the services they provide.”

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6609.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary

cc:  Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.